FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 4, 2003, announcing that Registrant intends to acquire all shares of rStar Corporation that it does not already own.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Oren Most —————————————— Oren Most President and CEO

Dated: December 7, 2003

Dec 04, 2003

Gilat Satellite Networks Ltd. Announces Intention to Acquire All Shares Of rStar Corporation It Does Not Already Own
Enters into Agreement to Acquire 9.3% of Outstanding Shares of rStar as First Step of Going Private Transaction

PETAH TIKVA, Israel – December 4, 2003 – Gilat Satellite Network, Ltd. (NASDAQ: GILTF) announced today that it intends to acquire all of the shares of common stock of rStar Corporation (NASDAQ: RSTRC) not already owned by Gilat for $0.60 per share in cash. The acquisition, which is expected to be effected by way of a “short-form” merger of rStar with a Gilat subsidiary, is subject to Gilat holding at least 90 percent of the outstanding rStar shares and to the filing and clearance of a required Schedule 13E-3 with the United States Securities and Exchange Commission, as well as other customary conditions.

Gilat currently owns approximately 84.9% of rStar’s outstanding shares. Gilat stated that in order to be in a position to hold at least 90% of rStar’s outstanding shares, Gilat has entered into an agreement with certain rStar stockholders to acquire an additional 9.3% of rStar shares for $0.60 per share in cash. Pursuant to the terms of the purchase agreement with those stockholders, Gilat is required to complete the short-form merger to acquire the shares held by all other rStar stockholders promptly following such purchase. Like the consummation of the short-form merger, that purchase is also subject to Gilat filing and obtaining clearance of its Schedule 13E-3 with the SEC, as well as other customary conditions.

Gilat had previously announced that it was contemplating acquiring all of the outstanding shares of rStar it does not currently own through a tender offer, followed by a short form merger. As a result of the agreement to acquire an additional 9.3% of rStar shares, it will no longer be required to, and it does not intend to undertake, a tender offer for rStar shares.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
 barrys@gilat.com